SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, announcing the results of the Consent Solicitation from holders of the 2012 Notes and 2007 Notes.

October 28, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

Further to our disclosure on October 6, 2005 regarding our Consent Solicitation for PLDT’s US$250,000,000 11.375% Notes due 2012 (the “2012 Notes”) and Tender Offer and Consent Solicitation for PLDT’s US$71,986,000 10.625% Notes due 2007 (the “2007 Notes”), we submit herewith a copy of SEC Form 17-C with a press release attached thereto, announcing the results of the Consent Solicitation from holders of the 2012 Notes and 2007 Notes.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

October 28 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

Further to our disclosure on October 6, 2005 regarding our Consent Solicitation for PLDT’s US$250,000,000 11.375% Notes due 2012 (the “2012 Notes”) and Tender Offer and Consent Solicitation for PLDT’s US$71,986,000 10.625% Notes due 2007 (the “2007 Notes”), we submit herewith a copy of SEC Form 17-C with a press release attached thereto, announcing the results of the Consent Solicitation from holders of the 2012 Notes and 2007 Notes.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 28, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing the results of our Consent Solicitation for PLDT’s US$250,000,000 11.375% Notes due 2012 (the “2012 Notes”) and Tender Offer and Consent Solicitation for PLDT’s US$71,986,000 10.625% Notes due 2007 (the “2007 Notes”).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 28, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT Receives Requisite Consents from Holders of its 2007 and 2012 Notes

Manila, Philippines, October 28, 2005 – Philippine Long Distance Telephone Company (“PLDT”) announced today that it has received the requisite consents from holders of its outstanding 11.375% Notes due 2012 (the “2012 Notes”) and 10.625% Notes due 2007 (the “2007 Notes”) to amend the covenants in the notes relating to the limitation on restricted payments and the limitation on indebtedness. As of 5:00 p.m., New York City time, on Thursday, October 27, 2005, PLDT had received:

(a)          consents from holders of US$219,576,000 principal amount of 2012 Notes, representing approximately 87.83% of the US$250,000,000 aggregate principal amount of the 2012 Notes outstanding;

(b)          consents from holders of US$65,371,000 principal amount of 2007 Notes (including tendered 2007 Notes), representing approximately 90.81% of the US$71,986,000 aggregate principal amount of the 2007 Notes outstanding; and

(c)          tenders by holders of US$50,826,000 principal amount of 2007 Notes.

The proposed amendments, once operative, would give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and would reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes.

PLDT’s consent solicitation for its 2012 Notes has expired. PLDT’s cash tender offer for any and all of its outstanding 2007 Notes will expire at 5:00 p.m., New York City time, on Friday, November 4, 2005, unless extended or earlier terminated (the “Tender Offer Expiration Time”). Holders of the 2007 Notes who validly tender their notes prior to the Tender Offer Expiration Time will be entitled to receive a tender offer consideration of US$1,092.50 for each US$1,000 principal amount of the 2007 Notes accepted for payment. All holders tendering before the Tender Offer Expiration Time will be paid accrued and unpaid interest on the principal amount tendered to, but excluding, the date such notes are accepted.

In connection with its consent solicitation for the 2012 Notes and consent solicitation and tender offer for the 2007 Notes, PLDT has retained Credit Suisse First Boston as the dealer manager and solicitation agent, Bondholder Communications Group as the information agent and JPMorgan Chase Bank, N.A. as the tender and tabulation agent. Questions regarding the consent solicitations and the tender offer may be directed to Credit Suisse First Boston in Hong Kong at 852-2101-6346 (Alister Moss), in London at 44-20-7888-6999 (Chris Tuffey) or in New York at 1-212-325-7596 (Andrew Karsh), or Bondholder Communications Group in New York at 1-212-809-2663 (Patricia Lawson) or in London at 44-20-7236-0788.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation is made only by means of the Offer to Purchase and Consent Solicitation Statement dated October 6, 2005 with respect to the 2007 Notes.

For more information about PLDT, please contact:

Anabelle L. Chua

Treasurer and Senior Vice President

Tel. No: 632-816-8213

Fax No: 632-844-9099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: October 28 2005